Confidential Treatment Requested by Pfizer Inc.

Pfizer Inc.
235 East 42nd Street
New York, N.Y. 10017-5755

July 7, 2011

CERTAIN INFORMATION IN THIS LETTER IS OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT PURSUANT TO 17 C.F.R. § 200.83 HAS BEEN REQUESTED BY PFIZER INC WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [***].

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549
Attention: Jim B. Rosenberg

Re:	Pfizer Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 28, 2011

Form 10-Q for the Quarterly Period Ended April 3, 2011
Filed May 12, 2011

File No. 001-03619

Dear Mr. Rosenberg:

Pfizer Inc. (“Pfizer” or “we”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 8, 2011, with respect to Pfizer’s Form 10-K filed with the Commission on February 28, 2011 for the fiscal year ended December 31, 2010 (SEC File No. 001-03619) (the “Form 10-K”), and Pfizer’s Form 10-Q filed with the Commission on May 12, 2011 for the quarterly period ended April 3, 2011 (SEC File No. 001-03619).

Set forth below is the heading and text of each comment followed by our response.

Exhibit 13
Financial Review
Product Developments – Biopharmaceutical, page 28

1.	We have reviewed your response to our comment one and believe the following disclosures would be useful to readers of your filings:

●	Research and development expense by segment including a discussion of the nature of costs reported in the Corporate/Other segment.
●	You manage research and development expense holistically and what you mean by that.
●	You do not disaggregate research and development expense by development phase or by therapeutic area as you do not manage your operations by development phase or by therapeutic area.
●
You believe any prior period information about research and development expense by phase and/or therapeutic area would not necessarily be representative of future spending since much of your spending occurs in platform services where your resources can migrate quickly to targets in any phase of development or in any therapeutic area, allowing you to respond quickly as conditions change.

Confidential Treatment Requested by Pfizer Inc.

Response

In response to the Staff’s comment, we propose to provide substantially the following additional disclosure in Management’s Discussion and Analysis in future periodic reports, commencing with our next quarterly report, to the extent applicable:

Research and Development Operations

In the first quarter of 2011 and 2010, our Research and Development (R&D) expenses were as follows (see also Notes to Condensed Consolidated Financial Statements––Note 15. Segment, Product and Geographic Area Information):

	Research and Development Expenses
(millions of dollars)	April 3, 2011	April 4, 2010	% Change

Primary Care Operating Segment(a)	$323	$362	(11)
Specialty Care and Oncology Operating Segment(a)	347	364	(5)
Established Products and Emerging Markets Operating Segment(a)	56	32	75
Animal Health and Consumer Healthcare Operating Segment(a)	102	106	(4)
Nutrition and Pfizer CentreSource(a)	11	8	38
Worldwide Research and Development/Pfizer Medical(b)	845	912	(7)
Corporate and other(c)	407	437	(7)
	$2,091	$2,221	(6)

(a)
Our operating segments, in addition to their sales and marketing responsibilities, are responsible for certain development activities. Generally, these responsibilities relate to in-line products and IPR&D projects that have achieved proof-of-concept. R&D spending may include upfront and milestone payments for intellectual property rights.

(b)
Worldwide Research and Development is generally responsible for human health research projects until proof-of-concept is achieved, and then for transitioning those projects to the appropriate business unit for possible clinical and commercial development. R&D spending may include upfront and milestone payments for intellectual property rights. This organization also has responsibility for certain science-based and other platform-services organizations, which provide technical expertise and other services to the various R&D projects. Pfizer Medical is responsible for all human-health-related regulatory submissions and interactions with regulatory agencies, including all safety event activities, for conducting clinical trial audits and readiness reviews and for providing Pfizer-related medical information to healthcare providers.

(c)	Corporate and other includes unallocated costs, primarily facility costs, information technology, share-based compensation, and restructuring related costs.

Innovation is critical to the success of our company and drug discovery and development is time-consuming, expensive and unpredictable, particularly for human health products. As a result, and also because we are predominately a human health company, the vast majority of our R&D spending is associated with human health products, compounds and activities.

Confidential Treatment Requested by Pfizer Inc.

Our R&D spending is conducted through a number of matrix organizations – Research Units, within our Worldwide Research and Development organization, that are generally responsible for research assets (assets that have not yet achieved proof-of-concept); Business Units that are generally responsible for development assets (assets that have achieved proof-of-concept); and science-based and other platform-services organizations.

We take a holistic approach to our human health R&D operations and manage the operations on a total-company basis through our matrix organizations described above. Specifically, a single committee, co-chaired by members of our R&D and commercial organizations, is accountable for aligning resources among all of our human health R&D projects and for ensuring that our company is focusing its R&D resources in the areas where we believe that we can be most successful and maximize our return on investment. We believe that this approach also serves to maximize accountability and flexibility.

Our Research Units are organized in a variety of ways (by therapeutic area or combinations of therapeutic areas, by discipline, by location, etc.) to enhance flexibility, cohesiveness and focus. Because of our structure, we can rapidly redeploy resources, within a Research Unit, between various projects as necessary because the workforce shares similar skills, expertise and/or focus.

Our platform-services organizations, where a significant portion of our R&D spending occurs, provide technical expertise and other services to the various R&D projects, and are organized into science-based functions such as Pharmaceutical Sciences, Chemistry, Drug Safety, and Development Operations, and non-science-based functions, such as Facilities, Business Technology and Finance. As a result, within each of these functions, we are able to migrate resources among projects, candidates and/or targets in any therapeutic area and in most phases of development, allowing us to react quickly in response to evolving needs.

Generally, we do not disaggregate total R&D expense by development phase or by therapeutic area since, as described above, we do not manage a significant portion of our R&D operations by development phase or by therapeutic area. Further, as we are able to adjust a significant portion of our spending quickly, as conditions change, also as described above, we believe that any prior-period information about R&D expense by development phase or by therapeutic area would not necessarily be representative of future spending.

Financial Condition, Liquidity and Capital Resources, page 41

2.
Please refer to your response to our comment three. Your proposed disclosure states that you have the ability to meet both your domestic and international liquidity needs for the foreseeable future, due to your significant operating cash flows, financial assets, access to capital markets, and substantial undrawn committed lines of credit and revolving credit agreements in the U.S. Such an assertion does not diminish the value of this disclosure to an investor in understanding the long term liquidity needs of the company. As previously requested, please disclose the amount of cash and short term investments held by foreign subsidiaries. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Confidential Treatment Requested by Pfizer Inc.

Response

In response to the Staff’s comment, we respectfully submit that we believe that our disclosures provided in the Financial Condition, Liquidity and Capital Resources section of our 2010 Financial Review comprehensively address the requirements specified in Item 303(a)(1) of Regulation S-K and the guidance provided in Section IV of SEC Release 33-8350.

Specifically, we do not believe that the amount of cash and short-term investments currently held by our foreign subsidiaries represents “a known trend, demand, commitment, event or uncertainty” that will, or is currently reasonably likely to, materially impact our liquidity for the foreseeable future (that is, in the short term and the foreseeable long term).

Nevertheless, in our letter to the Staff dated April 27, 2011, we proposed to provide additional insight into our assessment process by emphasizing both the significance of our overseas operations and the importance of monitoring the mix of domestic and international cash flows (both inflows and outflows) as part of our ongoing liquidity assessments.

In further consideration of the Staff’s comments, we propose to provide, to the extent applicable, substantially the following additional disclosure in the liquidity section in Management’s Discussion and Analysis in future periodic reports, commencing with the first such report after we receive the Staff’s concurrence with our proposed approach.

In the Selected Measures of Liquidity and Capital Resources section of Management’s Discussion and Analysis (on page 42 of our 2010 Financial Report), marked to show the disclosure added:

“The increase in cash and cash equivalents and short-term investments and loans, as of December 31, 2010, compared to December 31, 2009, was primarily due to operating cash flows, partially offset by the use of proceeds of short-term investments for repayment of short-term borrowings and for tax payments made in 2010, associated mainly with certain business decisions executed to finance the Wyeth acquisition, including the decision to repatriate certain funds earned outside of the U.S. The change in working capital and the ratio of current assets to current liabilities was due to the timing of accruals, cash receipts and payments in the ordinary course of business.

Many of our operations are conducted outside of the U.S., and significant portions of our cash, cash equivalents and short-term investments are held internationally. As part of our ongoing liquidity assessments, we regularly monitor the mix of domestic and international cash flows (both inflows and outflows). We record deferred tax liabilities for certain unremitted earnings, but when amounts earned overseas are expected to be permanently reinvested outside of the U.S., no accrual for U.S. taxes is provided (see Notes to Consolidated Financial Statements––Note 7C. Taxes on Income: Deferred Taxes).

Confidential Treatment Requested by Pfizer Inc.

We are also monitoring developments regarding government receivables in several European markets. Where necessary, we will continue to adjust our allowance for doubtful accounts.

We funded our business-development transactions that closed in the fourth quarter of 2010 with available cash and the proceeds from short-term investments, and we did the same in connection with the completion of our tender offer for the shares of King in January 2011. For additional information about these transactions, see the “Our Business Development Initiatives” section of this Financial Review.”

Notes to Consolidated Financial Statements
7. Taxes on Income
A. Taxes on Income, page 70

3.	Please refer to your response to our comment five. Please revise your proposed disclosure to quantify the amounts discussed in footnotes (b) and (c).

Response

We believe that a reader of our financial statements has the information available for the requested quantification. However, in consideration of the Staff’s comment, to assist the readers of our financial statements, we propose to provide substantially the following modified disclosure in future periodic reports, commencing with our first quarterly report where the references are appropriate:

In the Notes to Consolidated Financial Statements––Note 7A. Taxes on Income: Taxes on Income, (on page 70 of our 2010 Financial Report), footnotes (b), (c) and (d) to the table disaggregating our tax provision, marked for the suggested changes from our prior proposal:

“(b)
Virtually all of the Federal current income tax expense in 2009 was due to increased tax costs associated with certain business decisions executed to finance the Wyeth acquisition (see also footnote (d) below), including the decision to repatriate certain funds earned outside of the U.S. (see Note 2C. Acquisition of Wyeth: Recording of Assets Acquired and Liabilities Assumed).

(c)
The Federal deferred income tax expense in 2010 includes approximately $2.5 billion as a result of providing U.S. deferred income taxes on certain current-year funds earned outside of the U.S. that will not be permanently reinvested overseas (see also Note 7C. Taxes on Income: Deferred Taxes).

(d)
Virtually all of the Federal deferred income tax benefit in 2009 was due to a reduction of deferred tax liabilities recorded in connection with our acquisition of Wyeth (see Note 2C. Acquisition of Wyeth: Recording of Assets Acquired and Liabilities Assumed).”

Confidential Treatment Requested by Pfizer Inc.

C. Deferred Taxes, page 72

4.
Please refer to your response to our comment seven. Please revise your disclosure to explicitly state that the determination of the unrecognized deferred tax liability is not practicable. Refer to ASC 740-30-50-2.c.

Response

In consideration of the Staff’s comment, we propose to provide substantially the following modified disclosure in our next annual report, the 2011 Annual Report on Form 10-K:

In the Notes to Consolidated Financial Statements––Note 7C. Taxes on Income: Deferred Taxes (on page 72 of our 2010 Financial Report), marked for suggested changes:

“As of December 31, 2010, we have not made a U.S. tax provision on approximately $48.2 billion of unremitted earnings of our international subsidiaries. As of December 31, 2010, these earnings are intended to be permanently reinvested overseas; as such, the determination of a hypothetical unrecognized deferred tax liability is not practicable. ~~it is not practical to compute the estimated deferred tax liability on these permanently reinvested earnings~~.”

19. Legal Proceedings and Contingencies, page 98

5.
Please refer to your response to our comment nine. Given the different stages of each of the litigation matters discussed and the length of time pending, it appears unusual that you are unable to provide any discussion of the possible loss or range of loss relating to your outstanding contingencies. Please either provide a range of loss, which may be aggregated, or tell us the reasons why you are unable to provide an estimate. Please address each contingency separately.

Response

In response to the Staff’s comment, we respectfully provide the following information:

Background

As required by ASC 450-20-50-4 and as disclosed in the Notes to Consolidated Financial Statements––Note 19. Legal Proceedings and Contingencies in our 2010 Financial Report, we have provided a statement that “we cannot reasonably estimate the maximum potential exposure or the range of possible loss in excess of amounts accrued for these contingencies.”

Further, we have also provided the readers of our financial statements with an explanation as to why such an estimate cannot be made: “Many claims involve highly complex issues relating to causation, label warnings, scientific evidence, actual damages and other matters. Often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Consequently, we cannot reasonably estimate …”

Confidential Treatment Requested by Pfizer Inc.

Finally, in our letter dated April 27, 2011, we provided the Staff with a detailed (although not exhaustive) listing of variables that provides even greater context as to why we are unable to make a reasonable estimate in excess of amounts accrued for our contingencies.

The Relationship between Stage-of-Litigation/Length-of-Time-Pending and Management’s Ability to Estimate

The Staff’s comment seems to suggest that there is, perhaps, a direct correlation between stage-of-litigation/length-of-time-pending and management’s ability to make a reasonable estimate of the possible loss in excess of amounts accrued. We do not believe that there is any such direct correlation:

▪
Stage-of-litigation: Our experience is that the process of discovery does not occur immediately upon a lawsuit being filed and, in fact for some cases, it may take years for meaningful discovery to take place. This is particularly true for class actions or Multi-District Litigations (MDL), where even the most basic facts of a case may be unknown for years. This means that even though time has elapsed, we may nevertheless lack sufficient information for reasonable estimation of possible loss in excess of amounts accrued. Furthermore, among other things, discovery and motions filed with the court may result in increasing disparities between our position and our adversary’s position, however counterintuitive that may seem, and, in some cases, these developments may reveal issues that alter the nature of the dispute in fundamental ways that could not have been anticipated by either side. This reality can also compromise our ability to form a reasonable estimate of possible loss. Additionally, we have often seen the dynamic in our product liability litigation, where the actual medical science that underlies a plaintiff’s claim frequently evolves during the pendency of pretrial discovery. For example, in our Viagra litigation, expert discovery not only uncovered weaknesses in the plaintiffs’ scientific evidence for claiming that Viagra caused vision loss, but actually revealed irregularities in the way the study itself was conducted. Indeed, as a result of intense and time-consuming litigation, facts were developed that discredited the plaintiffs’ expert’s study to such an extent that the British Journal of Ophthalmology eventually retracted the publication entirely, leaving the plaintiffs with no peer-reviewed study establishing their claims of medical causation. As such, as the stage-of-litigation progressed, the outcome of the litigation became more and more uncertain, not the other way around.

▪
Passage-of-Time: Notwithstanding the progressing stages of litigation, the simple passage of time can serve to make outcomes uncertain, too. Among other things, witnesses may become unavailable or unreliable, evidence can get lost or corrupted, and strategies and litigation teams can change. Additionally, in the case of product liability claims, the outcome of cases can also be strongly influenced by factors entirely beyond our control, that can even confuse and/or complicate the issue of causation, such as, evolving scientific evidence; changes in the FDA’s or other regulators’ views; rulings, verdicts or outcomes in other pharmaceutical product litigation that impact the litigation strategies of plaintiffs or their view of the value of the cases; and pressure from judges to settle cases due to court overload. Further, as time passes, more information may be revealed suggesting that the variability of disclosed settlements and trial outcomes is not rational or systematic. Further, it is important to note that in mass tort claims, settlements are often reached most rapidly with respect to claims readily amenable to resolution, leaving the more contentious claims unresolved for significantly longer periods of time.

Confidential Treatment Requested by Pfizer Inc.

As such, we do not believe, and it has not been our experience, that there is a linear correlation between the stage-of-litigation or the passage-of-time and the ability to derive an estimate of losses that might be reasonably possible.

Discussion about Factors Leading to Our Inability to Estimate

In our letter dated April 27, 2011, we reported the aging of our matters (each of which may involve multiple and, in the case of class actions and MDL, thousands of claims). In order to respond to the Staff’s most recent request for additional information, we have expanded our aging table below to disaggregate the count into the four categories used in the Notes to Consolidated Financial Statements—Note 19. Legal Proceedings and Contingencies in our 2010 Financial Report, namely: A. Patent Matters; B. Product Litigation; C. Commercial and Other Matters; and D. Government Investigations.

[***]1

Within each of these categories there are similarities of circumstance that lead to our inability to estimate the possible loss or range of loss in excess of amounts accrued. As such, we have provided our response based on those four categories.

With respect to each of our four categories of legal matters and contingencies, we respectfully provide the following information:

A. Patent Matters

[***]2

With respect to Patent Matters, we are almost always the plaintiff, not the defendant.

▪	For the cases in which we are the party seeking relief, the concept of possible loss or range of loss is not applicable.

▪
For the few cases in which we are the defendant, we did not provide a range of possible loss in excess of amounts accrued as of December 31, 2010. For those cases, we had reached the judgment that the likelihood of any additional possible loss was remote.

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B. Product Litigation

[***]3

We did not provide a range of possible loss in excess of amounts accrued as of December 31, 2010 because we did not have sufficient information for estimation, except for the Quigley matter (see Item 7 below for a separate discussion). Some background information and the basis for our conclusion are provided below.

As evidenced by the number of contingencies overall and the number of contingencies in the “> 5 years” category, Product Litigation is, by far, the most complex category of litigation, as well as the most voluminous, in terms of filed claims. It is where we see the largest amount of activity and cases, including class actions filed against the Company. In this category, it is not unusual for us to be involved in literally thousands or tens of thousands of individual lawsuits.

The size, scope, complexity, volume and unpredictability of matters involved in Product Litigation directly contribute to our inability to estimate a range of possible loss in excess of amounts accrued. There are an extraordinarily high number of complex and subjective variables involved, each of which can significantly affect the outcome, timing, and financial impact of a contingency. Below we have provided a series of insights and examples to demonstrate some of the key and often interrelated factors that affect the value of the claims we face and to illustrate the unique uncertainties and variables that characterize pharmaceutical litigation.

▪
Human biology is incredibly complex and highly individualized. We often face personal injury claims based on novel, potentially unfounded, assertions that one of our products caused a particular injury. Seeking to determine whether one of our products can be demonstrated to actually have caused a specific plaintiff’s particular injury most often involves complicated assessments of relevant epidemiology and the relevant individual’s medical history and exposure to other risk factors. Even if an individual can establish causation, the value of a particular claim also depends on whether the plaintiff or the plaintiff’s physician understood the risks involved in using the product; the age and medical condition of the plaintiff; and the indication for which our product was used. Additionally, such matters are often not amenable to extrapolation or generalization based on experience with other, seemingly similar claims. Furthermore, multiple factors may contribute to a particular injury, and there is often substantial uncertainty about the role our products may have played in the context of the variety of other factors, such as environment, genetics, lifestyle, medical condition, and other treatments, that impact a particular condition. These issues must be evaluated against the backdrop, in each particular case, of the relevant jurisdiction’s statutes, precedents, and practice regarding choice, consent, and the role of a physician in prescribing a medicine; evidentiary requirements with respect to reliance and proof of injury; and the characteristics of the relevant judge or magistrate, or, if applicable, jury pool or jury. In addition, scientific knowledge is continually evolving, with ongoing changes in the understanding of the mechanisms of human health. For example:

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-
In our Hormone-Replacement Therapy (HT) litigation, the science concerning the very issue of causation (the substance of the dispute) is constantly evolving. Specifically, the HT litigation arose in 2002 shortly after the National Institutes of Health terminated the Women’s Health Initiative Study concerning hormone therapy medications due to concerns about a higher incidence of breast cancer and cardiovascular disease relative to a placebo. The initial results were published in July 2002 and litigation against the manufacturers of estrogen, progestin and estrogen-plus-progestin combination products immediately commenced. The data from the Women’s Health Initiative Study continue to be analyzed to this date, such that in April 2011, The Journal of the American Medical Association reported on the latest findings arising from the study. This analysis concluded that certain woman who used only estrogen during the study had a markedly reduced risk for breast cancer and heart attacks. This finding demonstrates that the science related to hormone therapy is continuing to evolve, making it even more difficult to assess the reliability of scientific evidence linking hormone therapy medications to the injuries alleged by plaintiffs and, consequently, to value the claims.

▪
Our FDA-approved products are distributed with detailed labels, patient inserts and other medical advisements that contain warnings and key medical information, all of which play a critical role in a physician’s decision to prescribe a medicine and a patient’s decision to use it. These labels and warnings are the result of interactions with governmental regulatory authorities. In any particular case, the significance of a warning may depend on, among other factors, the adequacy of the language employed and the specificity of the language in the context of the particular alleged injury.[***]4

▪
The factual record regarding medical issues, prescriber issues, causation issues, and damages issues varies dramatically from plaintiff to plaintiff, prescriber to prescriber, and case to case, in ways that can directly impact the merits and value of any particular claim. Establishing a factual and medical record for one plaintiff does not necessarily inform assessments of the claims of other plaintiffs. This concept is more fully discussed in Item 8 below, as part of our detailed response to the Staff’s questions about our HT litigation.

▪
In our experience, we find Product Litigation within the pharmaceutical industry, to be inherently unpredictable –– and more unpredictable, we believe, than in many other industries. Because of the scientific nature of these claims, many pharmaceutical cases involve protracted litigation that can last for years, if not decades, as issues of science are debated on all sides by experts. For example:

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In the Celebrex/Bextra personal injury MDL matter (now settled), which alleged that the ingestion of our products caused cardiovascular and other serious injuries, we faced claims that we believed lacked scientific and medical merit. Those scientific and medical issues required years of courtroom litigation to crystallize key issues of causation, damages and entitlement to punitive damages. And although the Company was eventually able to enter into a global settlement in the personal injury MDL in 2008, these very issues of medical causation and science continue to be litigated in the securities portion of the Celebrex/Bextra litigation [***]5, which are derivative lawsuits stemming from the personal injury allegations. These securities cases remain highly contested and continue to involve discovery and motion practice on the same theories and set of operative facts as in the MDL personal injury context.

-
In another case, we sought to exclude plaintiff expert testimony that Premarin alone (as opposed to estrogen-plus-progestin) can cause breast cancer. In August 2010, the trial court agreed with us and entered a ruling that resulted in the plaintiff’s experts being precluded from testifying. Similarly, we sought a ruling to exclude another plaintiff’s expert opinion that attempted to link the use of Prempro (and its generic equivalents) to an increased risk of ductal breast cancer where the duration of product use is three years or less. In February, 2011, the MDL court ruled in our favor and excluded the plaintiffs’ expert from testifying. This was an extremely important and impactful development, as ductal cancer accounts for about 70% of breast cancers.

▪	Recent settlements of lawsuits in cases involving ostensibly similar drugs and similar allegations demonstrate the unpredictability of potential losses. For example:

-
With respect to diabetes drugs, in March 2009, Pfizer agreed to pay $750 million to settle nearly 35,000 lawsuits involving its diabetes drug Rezulin. In contrast to that, in 2010 and 2011, GlaxoSmithKline agreed to pay approximately the same amount, $770 million, to settle less than half as many (16,200) lawsuits involving its diabetes drug Avandia.

-
With respect to anti-psychotic drugs, in June 2005, Eli Lilly agreed to pay $700 million to resolve 8,000 lawsuits involving allegations that its anti-psychotic drug Zyprexa caused diabetes. In January 2007, Eli Lilly agreed to pay another $500 million to resolve 18,000 similar lawsuits involving Zyprexa. In contrast to that, in August 2010, AstraZeneca agreed to pay a much smaller amount ($198 million) to settle 17,500 lawsuits alleging that its anti-psychotic drug Seroquel caused diabetes.

[***]6

So, for the reasons disclosed in the Notes to Consolidated Financial Statements––Note 19. Legal Proceedings and Contingencies in our 2010 Financial Report, and as provided in our letter to the Staff dated April 27, 2011, and as provided above, we did not provide a range of possible loss in excess of amounts accrued as of December 31, 2010 because we did not have sufficient information for estimation, except for the Quigley matter (see Item 7 below).

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C. Commercial and Other Matters

[***]7

We did not provide a range of possible loss in excess of amounts accrued as of December 31, 2010 for [***]8, for [***]9 and for [***]10. For these matters, we had reached the judgment that the likelihood of any additional possible loss was remote.

We did not provide a range of possible loss in excess of amounts accrued as of December 31, 2010 for [***]11. These matters have now been resolved favorably, either through dismissal in court or with settlements of amounts that did not significantly exceed amounts previously accrued. (Note: one of these resolutions was disclosed in our first quarter 2011 Form 10-Q (the Pharmacia Cash Balance Plan matter) and the other matter was not included in our year-end disclosures as it was not deemed a principal matter (see Item 6 below)).

We did not provide a range of possible loss in excess of amounts accrued for [***]12 as of December 31, 2010 because we did not have sufficient information for estimation. Some background information and the basis for our conclusion are provided below.

As disclosed on Page 109 of our 2010 Financial Report, in the Notes to Consolidated Financial Statements––Note 19C. Legal Proceedings and Contingencies: Commercial and Other Matters –“Aventis filed a breach of contract action against Wyeth in the Commercial Court of Nanterre in France arising out of the December 2003 termination by Wyeth of an October 2000 agreement between Wyeth and Aventis relating to the development of hormone-therapy drugs utilizing Aventis’s trimegestone (TMG) progestin. Aventis alleges that the termination was improper and seeks monetary damages. In 2009, a three-judge tribunal rendered its decision in favor of Wyeth. In May 2010, the Versailles Court of Appeals reversed the Commercial Court’s decision and appointed experts to hear evidence and make a recommendation to the Court of Appeals concerning damages. In August 2010, Wyeth filed a notice of appeal of the Court of Appeals’ decision with the Supreme Court of France. Notwithstanding the appeal, the damage proceeding by the experts appointed by the Court of Appeals is continuing.”

As stated, the Court of Appeals has retained jurisdiction to conduct an inquiry into damages. It has appointed two experts to advise it on damages that it has the power to award to Aventis. Both Aventis and Wyeth have retained their own experts, who will also provide submissions on possible damages. In the meantime, while the damages expert proceedings go forward in the Court of Appeals, our appeal to the French Supreme Court, the Cour de cassation, seeking to overturn the Court of Appeals’ ruling, is pending. The briefing has been completed, and if we prevail in Cour de cassation, the case will be dismissed.

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We are not able to determine a reasonably possible loss in excess of amounts accrued as the complex procedural status of the litigation makes the contested damages impossible to estimate. The experts’ reports are not yet filed and the weight and consideration the Court of Appeals will give to those reports is unclear. In addition, the Supreme Court’s ruling, which is expected at the end of the year or early in 2012, could end the litigation favorably, with no damage award at all.

D. Government Investigations

[***]13

We did not provide a range of possible loss in excess of amounts accrued as of December 31, 2010 for [***]14 or for [***]15. For these items, we had reached the judgment that the likelihood of any additional possible loss was remote.

We did not provide a range of possible loss in excess of amounts accrued as of December 31, 2010 for all other matters [***]16 because we did not have sufficient information for estimation. Some background information and the basis for our conclusion are provided below.

As we have disclosed, the Company is subject to various subpoenas and investigations from federal and state authorities relating to healthcare compliance, reimbursement and other issues.

Investigations relating to healthcare law compliance and government reimbursement issues involve the possibility of criminal as well as civil charges. [***]17

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[***]19

[***]20 Below are two examples:

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Lilly/AstraZeneca

▪
In January 2009, Eli Lilly entered into a settlement with the Department of Justice (DOJ) in which it agreed to pay a total of $1.415 billion (consisting of $615 million in criminal fines and forfeiture and a civil payment of $800 million) to resolve allegations that it engaged in off-label promotion of the anti-psychotic drug Zyprexa.

▪
By contrast, in April 2010, AstraZeneca entered into a settlement agreement with the DOJ whereby it agreed to pay $520 million in civil damages (with no criminal admission or payment of any kind) to resolve allegations that it engaged in off-label promotion of the anti-psychotic drug Seroquel.

▪
The DOJ’s press release for the Zyprexa settlement said that the government accused Eli Lilly of promoting the drug off-label for “anxiety, irritability, depression, nausea, Alzheimer’s, and other mood disorders.”

▪
The DOJ’s press release for the Seroquel settlement said that the government alleged that AstraZeneca had promoted Seroquel off-label for “aggression, Alzheimer’s disease, anger management, anxiety, attention deficit hyperactivity disorder, bipolar maintenance, dementia, depression, mood disorder, post-traumatic stress disorder, and sleeplessness.”

▪
While Pfizer is not privy to the factors underlying either settlement, the public filings of Eli Lilly and AstraZeneca indicate that both Zyprexa and Seroquel were blockbuster products that generated multiple billions in sales, suggesting that the significant discrepancy in the settlement amounts cannot be explained by a significant difference in revenues generated by the respective products.

Johnson & Johnson/Elan

▪
In April 2010, two subsidiaries of Johnson & Johnson agreed to a criminal settlement of allegations relating to the off-label promotion of the epilepsy drug Topamax––the settlement totaled $81 million (consisting of both criminal and civil payments).

▪
In February 2011, Elan Pharmaceuticals entered into a criminal settlement to resolve allegations that it engaged in off-label promotion of the epilepsy drug Zonegran. Pursuant to the agreement, Elan paid a total of $203 million in criminal fines and civil damages––more than double the amount that the two Johnson & Johnson subsidiaries agreed to pay, despite the fact the public filings of the companies indicate that Topamax generated substantially more revenue during the time period covered by its settlement than Zonegran did during the time period covered in that settlement.

[***]21 In such cases, estimating the risk of a judgment being entered against the Company if the matter were to proceed to adjudication is an inherently speculative exercise that precludes any reasonable estimate of possible loss unless and until settlement negotiations substantially mature.

21	RULE 83 CONFIDENTIAL TREATMENT REQUEST MADE BY PFIZER INC.; REQUEST NUMBER 21

Confidential Treatment Requested by Pfizer Inc.

Supplemental Comments

We note that in our disclosures, we have provided substantial context for the readers of our financial statements concerning our contingencies, as shown by the following sample disclosures, for various matters, found in the Notes to Consolidated Financial Statements––Note 19B. Legal Proceedings and Contingencies: Product Litigation in our 2010 Financial Report:

▪	“Plaintiffs seek damages in an unspecified amount.” (emphasis added and appearing in multiple places)

▪	“These suits … seek monetary and other relief, including civil penalties and treble damages.” (emphasis added)

▪	“Among the investigations by government agencies … [it] is possible that criminal charges and substantial fines and/or civil penalties could result…” (emphasis added)

▪
“The verdict was for $47.4 million, which is subject to automatic trebling to $142.2 million under the RICO Act. In November 2010, the court had entered a separate verdict against us in the amount of $65.4 million under California’s Unfair Trade Practices law relating to the same alleged conduct, which amount is included within and is not additional to the $142.2 million trebled amount of the jury verdict. We intend to appeal both verdicts and believe we have good grounds for reversal.” (emphasis added)

In light of the multiple complex variables involved, as described above, we lacked the necessary data to estimate reasonable possible losses in excess of any amounts accrued. The accounting guidance provides that if such a range is not subject to reasonable estimation, that fact should be disclosed. We have provided that disclosure.

We believe that the basic concept of relevance, which underlies the data in the financial statements, including the footnotes, would not be met at this time by providing an estimate of possible loss (beyond any existing reserves) with respect to our existing contingencies, as any number that we would disclose would have very little predictive value regarding the ultimate outcome of the litigation nor would it have confirmatory value because of the significant unknowns.

6.	Please refer to your response to our comment ten. Please revise your disclosure to include the information provided in your response in future filings.

Response

In consideration of the Staff’s recent comment, we propose to provide the following modified disclosure in our next annual report, the 2011 Annual Report on Form 10-K:

Current disclosures in the Notes to Consolidated Financial Statements––Note 19. Legal Proceedings and Contingencies on pages 98-99, to replace the sentence that now reads “Among the principal matters pending to which we are a party are the following:”

Confidential Treatment Requested by Pfizer Inc.

The principal pending matters to which we are a party are discussed below. In determining whether a pending matter is a principal matter, we consider both quantitative and qualitative factors in order to assess materiality, such as, among other things, the amount of damages and the nature of any other relief sought in the proceeding, if such damages and other relief are specified; our view of the merits of the claims and of the strength of our defenses; whether the action purports to be a class action and our view of likelihood that a class will be certified by the court; the jurisdiction in which the proceeding is pending; any experience that we or, to our knowledge, other companies have had in similar proceedings; whether disclosure of the action would be important to a reader of our financial statements, including whether disclosure might change a reader’s judgment about our financial statements in light of all of the information about the Company that is available to the reader; the potential impact of the proceeding on our reputation; and the extent of public interest in the matter. In addition, with respect to patent matters, we consider, among other things, the financial significance of the product protected by the patent.

B. Product Litigation
Asbestos
Quigley, page 102

7.	Please refer to your response to our comment eleven. Please tell us why you were unable to provide a range of possible loss at December 31, 2009 or July 4, 2010 for this matter.

Response

We did not provide a range of possible loss in excess of amounts accrued as of December 31, 2009 or as of July 4, 2010 because we had concluded that, as of such dates, the likelihood of any additional possible loss was remote. Some background information and the basis for our conclusion are provided below.

Background

Below are some of the specific disclosures that we have previously provided with respect to the Quigley matter:

▪
Page 92 of our 2009 Financial Report, in the Notes to Consolidated Financial Statements––Note 19B. Legal Proceedings and Contingencies: Product Litigation – “In June 2007, Quigley filed an amended plan of reorganization that was intended to address the Bankruptcy Court’s concerns regarding the voting tabulation methodology. In February 2008, the Bankruptcy Court authorized Quigley to solicit its amended reorganization plan for acceptance by claimants. According to the official report filed with the court by the balloting agent in July 2008, the requisite number of votes was cast in favor of the amended plan of reorganization. The Bankruptcy Court held a confirmation hearing, which concluded in December 2009, at which objections to the plan’s confirmation were presented. Briefing on legal issues related to the confirmation hearing will conclude in February 2010, and thereafter the Bankruptcy Court will determine whether to approve the plan.”

Confidential Treatment Requested by Pfizer Inc.

▪
Page 103 of our 2010 Financial Report, in the Notes to Consolidated Financial Statements––Note 19B. Legal Proceedings and Contingencies: Product Litigation – “The Bankruptcy Court held a confirmation hearing with respect to Quigley’s amended plan of reorganization that concluded in December 2009. In September 2010, the Bankruptcy Court declined to confirm the amended reorganization plan. Pfizer and Quigley are seeking to address the Bankruptcy Court’s concerns regarding the amended reorganization plan and currently intend to submit a revised plan for consideration by the court. There is no assurance that such a revised plan will be submitted or that, if submitted, it will be approved by the Bankruptcy Court. As a result of the foregoing, Pfizer recorded additional charges for this matter of approximately $1.3 billion pre-tax (approximately $800 million after-tax) in 2010. Further, in order to preserve its right to address certain legal issues raised in the court’s opinion, in October 2010, Pfizer filed a notice of appeal and motion for leave to appeal the Bankruptcy Court’s decision denying confirmation.”

Basis for Our Conclusion

As stated above, we did not provide a range of possible loss in excess of amounts accrued as of December 31, 2009 or as of July 4, 2010 because, while a contested hearing on a plan of reorganization has inherent uncertainties, we had concluded that, as of such dates, the likelihood of possible loss in excess of amounts accrued was remote. Our judgment was based on (i) our strongly held belief that the court would confirm the amended reorganization plan and (ii) the adequacy of the amounts accrued as of those dates.

We believed that our accrual was sufficient as of December 31, 2009 and July 4, 2010 to cover all possible losses, based on the following:

▪
The amended plan of reorganization required, through an order of the court, that funding be provided for the following: (i) amounts for all cases that had been filed as of September 2004, (ii) an estimate of amounts for all cases filed after September 2004; and (iii) an estimate of amounts for all potential future cases that might be filed. Our accruals as of December 31, 2009 and July 4, 2010 included all three components.

Note: We have identified Quigley as a principal matter for Pfizer, as we consider both quantitative and qualitative factors in order to assess materiality (see our response to Item 6 above) and therefore the matter was disclosed to the readers of our financial statements in the interest of transparency.

Form 10-Q for the Period Ended April 3, 2011
Part I. Financial Information
Item I. Financial Statements
Notes to Condensed Consolidated Financial Statements
Note 14. Legal Proceedings and Contingencies

8.
Your disclosure states that in March 2011 you recorded a charge of $472 million in the first quarter of 2011 relating to the hormone-replacement therapy actions against the Company and its affiliated companies. Please tell us why you were unable to provide a range of possible loss at December 31, 2010 for these matters.

Confidential Treatment Requested by Pfizer Inc.

Response

We did not provide a range of possible loss in excess of amounts accrued as of December 31, 2010 (incorporating information available prior to the filing of our 2010 Form 10-K) because we did not have sufficient information for estimation. Some background information and the basis for our conclusion are provided below.

Background

Below are some of the specific disclosures that we have previously provided with respect to the Hormone-Replacement Therapy (HT) matters:

▪
Page 104 of our 2010 Financial Report in the Notes to Consolidated Financial Statements––Note 19B. Legal Proceedings and Contingencies: Product Litigation -“Plaintiffs in these suits allege a variety of personal injuries, including breast cancer, ovarian cancer, stroke and heart disease. Certain co-defendants in some of these actions have asserted indemnification rights against Pfizer and its affiliated companies. The cases against Pfizer and its affiliated companies involve one or more of the following products, all of which remain approved by the FDA: femhrt (which Pfizer divested in 2003); Activella and Vagifem (which are Novo Nordisk products that were marketed by a Pfizer affiliate from 2000 to 2004); Premarin, Prempro, Aygestin, Cycrin and Premphase (which are legacy Wyeth products); and Provera, Ogen, Depo-Estradiol, Estring and generic MPA (which are legacy Pharmacia & Upjohn products). The federal cases have been transferred for consolidated pre-trial proceedings to a MDL (in re Prempro Products Liability Litigation MDL-1507) in the U.S. District Court for the Eastern District of Arkansas. Certain of the federal cases have been remanded to their respective District Courts for further proceedings including, if necessary, trial.”

▪
Page 105 of our 2010 Financial Report in the Notes to Consolidated Financial Statements––Note 19B. Legal Proceedings and Contingencies: Product Litigation - “This litigation originally included both individual actions as well as various purported nationwide and statewide class actions. However, as a result of the denial of class certification by the courts in certain actions, the voluntary dismissal by the plaintiffs of certain purported class actions and the withdrawal of the class action allegations by the plaintiffs in certain other actions, this litigation now consists of individual actions, a few purported statewide class actions and a purported nationwide class action in Canada.”

Basis for Our Conclusion as of December 31, 2010

▪	During 2010, the Company faced approximately [***]22 HT lawsuits, involving the claims of about [***]23 individuals.

▪
Each of the [***]24 lawsuits involved individual issues of medical causation, family history, genetics, reliance on warnings, physician/patient interaction, analysis of labels, and actual, provable injury. (See also our response to Item 5, section B above.) Breast cancer, the injury that is the principal focus of the HT litigation, is alleged by approximately 90% of the plaintiffs.

22	RULE 83 CONFIDENTIAL TREATMENT REQUEST MADE BY PFIZER INC.; REQUEST NUMBER 22

23	RULE 83 CONFIDENTIAL TREATMENT REQUEST MADE BY PFIZER INC.; REQUEST NUMBER 23

24	RULE 83 CONFIDENTIAL TREATMENT REQUEST MADE BY PFIZER INC.; REQUEST NUMBER 24

Confidential Treatment Requested by Pfizer Inc.

▪
Not all breast cancers are the same. There are several different types of breast cancer––some common and others very rare. A woman’s prognosis and treatment can vary greatly depending upon the breast cancer’s type. Moreover, while there are multiple risk factors associated with breast cancer, the majority of women who are diagnosed with breast cancer have no identifiable risk factors (American Cancer Society). In fact, with the exception of genetic mutations, the cause for the vast majority of breast cancers is not known (American Cancer Society). And, medical science regarding the causes and risks of breast cancer in women continues to evolve, on almost a weekly basis. This evolving knowledge impacts all aspects of the HT litigation, but, most importantly, the fundamental issues of causation and injury.

▪	Information available about verdicts as of December 31, 2010:

-
The outcomes of the [***]25 HT cases that had been tried against Wyeth (the lead and target defendant and now a wholly-owned subsidiary of Pfizer) and that had gone to verdict since the inception of the litigation varied widely, from outright defense verdicts in seven cases (almost half of the cases that had reached a verdict) to compensatory and punitive verdicts in the others, with damages in one case as high as approximately [***]26 (reduced to approximately [***]27 following post-trial motions). Importantly, these disparate outcomes did not necessarily reflect different underlying facts. For example, [***]28

Our conclusion: We believed that the disparity of verdict outcomes illustrated the inherent unpredictable nature of the HT litigation profile and we concluded that verdict information was an insufficient basis for estimating a possible loss in excess of amounts accrued.

▪	Information available about settlements as of December 31, 2010:

-	[***]29 Importantly, these disparate outcomes did not reflect any intrinsic factors (similarities or dissimilarities) that accounted for the wide range.[***]30

-
Beginning in September 2010, for the first time, we negotiated and settled inventories of cases held by particular plaintiffs’ firms who had accumulated a portfolio of HT lawsuits. In contrast to negotiating on a case-by-case basis, through these so-called inventory settlements, we sought to resolve the entire volume of cases collected by any one plaintiff’s firm.

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26	RULE 83 CONFIDENTIAL TREATMENT REQUEST MADE BY PFIZER INC.; REQUEST NUMBER 26

27	RULE 83 CONFIDENTIAL TREATMENT REQUEST MADE BY PFIZER INC.; REQUEST NUMBER 27

28	RULE 83 CONFIDENTIAL TREATMENT REQUEST MADE BY PFIZER INC.; REQUEST NUMBER 28

29	RULE 83 CONFIDENTIAL TREATMENT REQUEST MADE BY PFIZER INC.; REQUEST NUMBER 29

30	RULE 83 CONFIDENTIAL TREATMENT REQUEST MADE BY PFIZER INC.; REQUEST NUMBER 30

Confidential Treatment Requested by Pfizer Inc.

-
By the time that we had filed our December 31, 2010 financial statements, we had reached inventory settlements with [***]31 plaintiffs’ firms, covering approximately [***]32 cases or about [***]33 of the total inventory of cases. The settlement amounts among the five inventory groups varied dramatically, [***]34. As shown, the difference in the per-case settlement outcome varied by more than [***]35 [***]36 (see also our response to Item 5, section B above).

Our conclusion: Given the low level of settlement information available, combined with the disparate and opportunistic nature of the outcomes, we concluded that settlement information was an insufficient basis for estimating a possible loss in excess of amounts accrued.

▪	Information available about remaining cases as of December 31, 2010:

-	[***]37

Our conclusion: We lacked sufficient knowledge about the remainder of the cases and/or had not sufficiently progressed in settlement discussions with these plaintiffs’ firms to the point that would allow us to estimate a possible loss in excess of amounts accrued.

▪	Information about key scientific rulings:

-
In the last year, the MDL court has given the Company the opportunity to seek key scientific rulings that had the potential to limit recovery for claims that are not supported by reliable scientific evidence. There are key motions that remain pending and whose outcome might have a substantial impact on the viability and value of a significant percentage of pending cases. For example,[***]38 In January 2011, the MDL court agreed to consider whether there is reliable scientific evidence to support plaintiffs’ claims that hormone therapy caused breast cancer in those women who test positive for the Her2 protein. Although we do not have sufficient information to determine the percentage of unsettled plaintiffs who are Her2 positive, 20-25% of breast cancers in the general population test positive; thus, a favorable ruling for Pfizer has the potential to have significant impact on the litigation. Briefing is currently underway with a hearing and decision anticipated in late 2011.

-
The impact of motions of this type has already been seen in the litigation. As referenced in our response to Item 5, in August 2010 and February 2011, respectively, the MDL court excluded plaintiffs’ expert testimony supporting claims that the use of Premarin alone and/or the use of hormone therapy for about three years or less cause breast cancer. As we learn more about the entire inventory of claims, these rulings are expected to impact a significant, though currently indeterminate, number of cases.

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32	RULE 83 CONFIDENTIAL TREATMENT REQUEST MADE BY PFIZER INC.; REQUEST NUMBER 32

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38	RULE 83 CONFIDENTIAL TREATMENT REQUEST MADE BY PFIZER INC.; REQUEST NUMBER 38

Confidential Treatment Requested by Pfizer Inc.

Our conclusion: Given the uncertainty about the outcome of pending motions concerning scientific evidence, we concluded that we lacked sufficient knowledge for estimating a possible loss in excess of amounts accrued.

As stated above, we did not provide a range of possible loss in excess of amounts accrued as of December 31, 2010 (incorporating information available prior to the filing of our 2010 Form 10-K) because we did not have sufficient information for estimation.

[***]39

Description of HT-Related Events Subsequent to the Filing of Our 2010 10-K

▪
Additional Settlement Activity: Subsequent to the filing of our 2010 10-K, we entered into additional inventory settlements covering approximately [***]40 cases, bringing the percentage of cases settled to approximately [***]41 We viewed the settlement information as of increased importance because the percentage of cases that had been settled had increased substantially and because the percentage of settlement amounts that are within a relatively narrow range increased considerably.

▪	Additional Discovery and Acquisition of Verifiable Data Regarding Unsettled Cases: Subsequent to the filing of our 2010 10-K, as a result of [***]42

▪	[***]43

Our conclusion: The incremental settlement information, the increased knowledge about unsettled cases and the continuing and increasing pressure from the courts to reach settlement agreements (versus proceeding to trial), permitted us to reasonably estimate a probable loss for our first quarter 2011 Form 10-Q–– that is, an estimate of the minimum expected costs we would expect to incur to resolve all of the other outstanding hormone-replacement therapy actions against Pfizer.

We would like to note that if we settle additional HT cases, we would, as necessary, adjust our accrual based on the actual settlement amounts, which, as described above, are generally unpredictable until settlement occurs. And, in consideration of the Staff’s comment and in consideration of any HT accrual activity, if we continue to be unable to provide a range of possible loss in excess of amounts accrued, as appropriate, we will seek to expand our disclosures and provide additional context about the key factors impacting our ability to determine an estimate.

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43	RULE 83 CONFIDENTIAL TREATMENT REQUEST MADE BY PFIZER INC.; REQUEST NUMBER 43

Confidential Treatment Requested by Pfizer Inc.

***

Please do not hesitate to contact me at 212-733-3222 with any questions or comments you may have.

Very truly yours,

/s/ Loretta V. Cangialosi
Loretta V. Cangialosi
Senior Vice President and Controller

cc:	Frank A. D’Amelio Executive Vice President, Business Operations and Chief Financial Officer Larry P. Bradley Partner - KPMG LLP